VIA EDGAR

January 14, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allurion Technologies, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-292660

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Allurion Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 16, 2026 at 5:30 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jeffrey Letalien at (212) 459-7203.

If you have any questions regarding this request, please contact Jeffrey Letalien of Goodwin Procter LLP at (212) 459-7203.

Sincerely,
ALLURION TECHNOLOGIES, INC.

/s/ Brendan Gibbons
Brendan Gibbons
Chief Legal Officer

cc:	Shantanu Gaur, Allurion Technologies, Inc.

Jeffrey Letalien, Goodwin Procter LLP